

September 3, 2024

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

> **Re: BeiGene, Ltd.**
> **Registration Statement on Form S-4**
> **Filed August 7, 2024**
> **File No. 333-281324**

Dear John V. Oyler:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. We note that you have an indirect controlling interest in your subsidiaries organized under the laws of the People's Republic of China through BeiGene (Hong Kong) Co., Limited. Please revise this registration statement to provide specific and prominent disclosures in the prospectus cover page about the legal and operational risks associated with China-based companies, or otherwise advise. For additional guidance, please see the Division of Corporation Finance's Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023.

Risk Factors, page 12

2. We note that you are incorporating by reference risk factors disclosed in your Form 10-K for the fiscal year ended December 31, 2023 and subsequent reports on Form 10-Q. We

also note the changes you made to the disclosure appearing in the Risk Factor section of the Form 10-K relating to legal and operational risks associated with operating in China and PRC regulations as compared to your previously reviewed 10-K completed on June 15, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies seeks specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." We do not believe that your revised disclosure conveys the same risk. Please amend this Form S-4 to restore your disclosures in these areas to the disclosures as they existed in prior filings, or otherwise advise. As examples, and without limitation, we note that your disclosure in your Annual Report on Form 10-K does not contain disclosure (i) that the PRC government may intervene in or influence your operations at any time with little or no advance notice; (ii) references that the Chinese government may intervene, influence, or control your business or value of your securities; and that (iii) the Chinese government indicated an intent to exert more oversight and control over offerings that are conducted overseas.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin O'Connor, Esq.